                                                                    EXHIBIT 99.1

(GBC Georgia Banking Company Letterhead)


November 7, 2002


Mr. Dilip Naik
Mr. Vish Emani
NE Technologies, Inc.
5085 Avalon Ridge Parkway
Suite 100
Norcross, GA 30071

Re:      Acquisition of DSET Corporation
         -------------------------------

Gentlemen:

Georgia Banking Company (the "Bank") is pleased to confirm by this letter its commitment to loan (the "Loan") to NE Technologies, Inc., a Georgia corporation ("NET"), or NE Technologies Acquisition Corporation, a Georgia corporation and wholly owned subsidiary of NET ("Merger Sub"), the funds necessary to permit Merger Sub to perform its obligations under that certain Agreement of Merger dated as of November 6, 2002 by and among DSET Corporation, a New Jersey Corporation, NET and Merger Sub (the "Merger Agreement"), but in no event more than $1,556,000. The Loan shall be made by the Bank pursuant to loan documents that are mutually agreed to by the Bank, NET and Merger Sub, which loan documents shall contain terms and conditions that are customary for a transaction of this type.

The foregoing commitment of the Bank with respect to the Loan shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms; (ii) the execution by the parties of definitive loan documents; and (iii) 120 days.

Sincerely,

/s/ Roderick H. Carbey, Jr.
---------------------------
Roderick H. Carbey, Jr.
Executive Vice President


             6190 Powers Ferry Road   Suite 150   Atlanta, GA 30339
                      Ph: 770.226.8800   Fax: 770.690.9188

            3391 Peachtree Rd. N.E.   Suite 100   Atlanta, GA 30326
                      Ph: 404.233.3231   Fax: 404.233.9212